

Mail Stop 4546

July 29, 2016

VIA E-mail
Dr. Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road,
Tarrytown, New York 10591

      Re: Regeneron Pharmaceuticals, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 11, 2016
                File No. 000-19034

Dear Dr. Schleifer:

We have reviewed your July 7, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our June 23, 2016 letter.

Notes to Consolidated Financial Statements
3. Collaboration Agreements
a. Sanofi
Immuno-Oncology, page F-16

1.   We acknowledge your response to prior comment 1 and request some additional information to support your conclusion that the IO Collaboration and the amended Antibody Collaboration are not in substance one new arrangement.

- Please tell us the nature and type of evidence you have supporting that, had you not entered into the IO Collaboration with Sanofi, the change in scope under the Antibody Collaboration would have resulted in the $75 million reduction in the funding obligation spread over three years.

- In your response on page 3 in support of your conclusion that there were no discounts provided to Sanofi, you refer to discussions with other third parties prior to agreeing on economic terms for the IO Collaboration with Sanofi. Tell us the nature of and the number of these third parties and the business purpose of each discussion. Also tell us how these discussions support a conclusion that no discount was provided in the IO Collaboration with Sanofi. In this regard, explain how you considered the fair value of the research transferred from the Antibody Collaboration to the IO Collaboration, as further discussed in the next bullet, in determining the terms of the IO Collaboration. Further, tell us whether the IO Collaboration could have been consummated with these third parties without breaching the Antibody Collaboration with Sanofi.

- You indicate in the bullet "Separation of targets and product candidates" on page 4 of your response that "Any IO product candidates previously being researched under the terms of the Antibody Collaboration (all of which were in pre-clinical development) were transferred to the IO Collaboration upon execution of the IO Agreement." You also indicate in your response that there are separate and distinct governance structures for the Antibody Collaboration and IO Collaboration and that one or more elements of the Antibody Collaboration are not essential to the functionality of any elements in the IO Collaboration and vice versa. Notwithstanding, it would seem that information from and results of the Antibody Collaboration could potentially be useful to and shared with the IO Collaboration and vice versa due to the nature of the collaborations. Please tell us why the transfer of product candidates to the IO Collaboration and the potential for sharing of information/results between the collaborations does not provide significant linkage among the collaborations that would indicate that the collaborations are closely related.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance